Wolters Kluwer
Tax, Accounting & Legal

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volterskluwer.com

Leslie Bonacum
Director,
Corporate Communications
Wolters Kluwer
Tax, Accounting & Legal
+1 847 267 7153
mediahelp@cch.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Tax, Accounting & Legal Expands in India

New Delhi (February 13, 2007) - Wolters Kluwer Tax, Accounting & Legal, a leading provider of tax, legal, compliance and regulatory information, announced today the opening of an office in India for its CCH tax and accounting and legal business. With this new operation, Wolters Kluwer is extending its already established strong positions in the tax, accounting and legal markets in the United States, Canada, Asia Pacific, and Europe to India as a global integrated solutions provider for professionals in law firms, accounting firms and corporations in support of Wolters Kluwer's strategy to accelerate profitable growth.

"In line with the company's strategy for 2007 and beyond of exploiting global scale and scope, we are extending our footprint to the Indian tax, accounting and legal information services market. With more than 800,000 lawyers and over 120,000 qualified chartered accountants, along with rapidly evolving tax and commercial laws and increased usage of legal services, this English language content market presents an exciting growth opportunity" said Vinay Hebbar, Managing Director for CCH India. "CCH is building a presence in the market through investments in organic growth. Additionally, we will continue to evaluate attractive opportunities for local acquisitions and partnerships."

CCH will operate through Wolters Kluwer's wholly owned subsidiary in India. The office in New Delhi will have a full-fledged editorial, sales, marketing and customer support teams, supported by other resources in Asia Pacific. With full-time editorial, marketing and sales staff in place, CCH is well positioned to building strong, supportive relationships with authors, key partners and associates, and provide comprehensive service to its customers in India.

"CCH is a leader in tax and accounting solutions for professionals in markets around the world," said Dave Lampert, President CCH Asia Pacific. "We look forward to serving professionals in India with the same authoritative, innovative solutions that provide professionals worldwide today with a competitive advantage by making them more productive and more profitable."

In addition to developing print and electronic content, CCH in India will run customized and high quality training seminars for professionals in the tax, accounting, legal and human resources fields, as it has done successfully in many other markets in the Asia Pacific region. CCH will also offer workflow solution tools, including Prosystem *fx* Engagement, duly customized for the Indian tax and auditing environment.

For more information
Wolters Kluwer India Pvt Ltd
202 Vardhman Trade Centre
Plot 7 Unit 4
DDA Building, 2nd floor
Nehru Place
New Delhi, 110019
India
Tel : +91-11-46530000

About Wolters Kluwer Tax, Accounting & Legal
Wolters Kluwer Tax, Accounting & Legal, a division of Wolters Kluwer, is a leading provider of tax, legal, compliance and regulatory information, software and services for professionals. Major brands include CCH (www.ccchgroup.com), ProSystem *fx* and Wolters Kluwer Law & Business product lines including Aspen Publishers, CCH, Kluwer Law International and Loislaw. Wolters Kluwer Tax, Accounting & Legal has annual revenues (2005) of $775 million and is based in Riverwoods, Ill. and New York City, NY.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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